SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

PT Indosat Tbk

(Name of Issuer)

Series B Common Shares, par value Rp. 100 per share

(Title of Class of Securities)

715680 10 4

(CUSIP Number)

Qatar Telecom (Qtel) Q.S.C.

100 West Bay Center

The Corniche

P.O. Box 217

Doha, Qatar

Attention: Michael Hancock

+974 4400 244

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

PAGE 1 OF 7 PAGES

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 715680 10 4		PAGE 2 OF 7 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Qatar Telecom (Qtel) Q.S.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒ (1)
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Qatar

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

-0-
8 SHARED VOTING POWER

-0-
9 SOLE DISPOSITIVE POWER

-0-
10 SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0- (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON (See Instructions)

CO

(1)	Membership in a group is affirmed solely in connection with the Shareholders Agreement (as defined below).
(2)	See Item 5 below.

CUSIP NO. 715680 10 4	PAGE 3 OF 7 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Qtel Investment Holdings BSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒ (1)
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bahrain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

-0-
8 SHARED VOTING POWER

-0-
9 SOLE DISPOSITIVE POWER

-0-
10 SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0- (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON (See Instructions)

CO

(1)	Membership in a group is affirmed solely in connection with the Shareholders Agreement (as defined below).
(2)	See Item 5 below.

Pursuant to Rule 13d-1(k) under the Act and as provided in the Joint Filing Agreement filed as Annex 1 to this Statement on Schedule 13D (the “Schedule 13D”), Qatar Telecom (Qtel) Q.S.C. (“Qtel”) and Qtel Investment Holdings BSC (“QIH”), agreed to file one statement with respect to their ownership of Series B Common Shares, par value 100 Rupiah per share (the “Series B Shares”), of PT Indosat Tbk (the “Issuer”).

ITEM 1.	SECURITY AND ISSUER.

This Schedule 13D relates to the Series B Shares of the Issuer, a corporation organized under the laws of the Republic of Indonesia. The Issuer’s principal executive offices are located at Indosat Building, Jalan Medan Merdeka Barat, 21, Jakarta 10110, Indonesia.

ITEM 2.	IDENTITY AND BACKGROUND.

This Schedule 13D is filed by Qtel, a corporation organized under the laws of Qatar, and QIH, a corporation organized under the laws of Bahrain and Qtel’s wholly-owned subsidiary. Qtel is Qatar’s exclusive telecommunications provider and one of the largest public companies in that country. Qtel provides a range of telecommunications products including national, international, mobile GSM, Internet and cable television services. The principal offices of Qtel and QIH are located at Qtel Building, 100 West Bay Center, The Corniche, P.O. Box 217, Doha, Qatar.

See Annex 2 to this Statement for a list of Qtel’s and QIH’s current directors and executive officers, and each of their business address, present principal occupation or employment and citizenship.

During the past five (5) years, none of Qtel, QIH, and to the best of their knowledge, their directors or executive officers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On January 12, 2007, Qtel and QIH entered into a Subscription Agreement with STT Communications Ltd (“STT”), Asia Mobile Holdings Pte. Ltd. (“AMH”), and Asia Mobile Holding Company Pte. Ltd. (“AMHC”), pursuant to which Qtel, through its wholly-owned subsidiary QIH, would subscribe for approximately 25% of the share capital in AMH for a subscription price of up to US$635 million. The transaction closed on March 1, 2007.

AMH, through its two wholly-owned subsidiaries, Indonesia Communications Limited (“ICL”) and Indonesia Communications Pte. Ltd. (“ICP”), owns 40.8% of the Series B Shares. STT, through AMHC, owns approximately 75% of AMH.

The subscription price was paid by QIH from loan proceeds from Qtel. Qtel in turn financed this loan by drawing down against its US$2 billion revolving standby credit facility.

ITEM 4.	PURPOSE OF TRANSACTION.

On January 12, 2007, Qtel and STT entered into a joint venture arrangement and strategic alliance, pursuant to which the parties have invested in AMH, a company incorporated in Singapore, as a platform to hold and make investments in the mobile telecommunications sector in the Asia Pacific region

(including AMH’s existing 40.8% holding in the Issuer). In connection with the joint venture arrangement, AMH, AMHC and QIH entered into a Shareholders Agreement, dated March 1, 2007 (the “Shareholders Agreement”), relating to AMH’s interests in the Issuer.

For a description of the Shareholders Agreement, see Item 6 below, which description is incorporated herein by reference in response to this Item 4.

Except as set forth above, neither Qtel nor QIH, has any plans or proposals that relate to the following: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) additional changes in the present board of directors or management of the Issuer; (e) material changes in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

QIH and Qtel, as QIH’s parent, may be deemed for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to be the beneficial owner of 2,217,590,000 Series B Shares of the Issuer, or 40.8% of the outstanding Series B Shares (based upon 5,433,933,500 Series B Shares outstanding as of November 30, 2006, as reported in the Issuer’s Form 6-K report, dated December 1, 2006), which consist of 2,171,250,000 Series B Shares of the Issuer which are owned beneficially and of record by ICL and 46,340,000 Series B Shares of the Issuer which are owned beneficially and of record by ICP. Both ICL and ICP are wholly-owned subsidiaries of AMH. Under the terms of the Shareholders Agreement, QIH does not have the power to vote or direct the vote or dispose or direct the disposition of the Series B Shares owned by AMH through ICL and ICP.

Beneficial ownership of the 2,217,590,000 Series B Shares referred to herein is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such Series B Shares as a result of the Shareholders Agreement described in Items 4 and 6 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Series B Shares referred to herein for purposes of Section 13(d) of the Exchange Act of 1934 or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to the terms of the Shareholders Agreement, AMHC and QIH have agreed, among other things:

•	not to make any investments, directly or indirectly, in the Issuer or its subsidiaries, except through AMH or in certain limited circumstances;

•

that control of the Issuer remains with STT (through its control of AMHC and AMH) and QIH will not have the ability to vote, or direct the voting of, or the power to dispose of, or direct the disposition of, shares or other securities of the Issuer;

•	that QIH will not have the right to nominate and/or appoint directors to the board of directors of the Issuer;

•

to vote AMH’s shares in the Issuer in favor of the appointment (or reappointment) of at least five commissioners to the board of commissioners of the Issuer. Of these commissioners, four commissioners will be nominated by STT (through AMHC) and one commissioner will be nominated by QIH (in consultation with AMHC);

•

to procure that the commissioners nominated by them will vote (or abstain therefrom) on all Issuer matters in accordance with the instructions of a lead director of AMH nominated by AMHC or the resolutions of the shareholders or board of AMH, as the case may be;

•

to consult with one another before allowing AMH to take action with respect to the following matters involving the Issuer: (i) changes to the constitutional documents of the Issuer, (ii) entering into liquidation or similar bankruptcy proceedings of the Issuer, or (iii) the Issuer acquiring or disposing of any material assets or incurring any material contractual or other obligation, provided that any such acquisition, disposition or incurrence would require the approval of the Issuer’s shareholders under applicable laws, regulations and the rules of any relevant stock exchange. As the rights of Qtel (through QIH) under the Shareholders Agreement are merely consultative, nothing in the Shareholders Agreement will confer on Qtel or QIH the right to veto any matter relating to the Issuer; and

•	that the Shareholders Agreement shall continue until mutually terminated by AMH, AMHC and QIH in writing.

The descriptions of the Shareholders Agreement contained in this Statement are qualified in their entirety by reference to such document, a copy of which appears as Exhibit 1 to this Statement.

Other than as set forth above in this Item 6 and in Item 4 and as contemplated by the joint venture arrangement, neither Qtel nor QIH has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 – Shareholders Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2007

Qatar Telecom (Qtel) Q.S.C.

By:	/s/ Ali Sharif Al Emadi
Name:	Ali Sharif Al Emadi
Title:	Director

Qtel Investment Holdings BSC

By:	/s/ Khalil Ebrahim Al Emadi
Name:	Khalil Ebrahim Al Emadi
Title:	Director

Annex 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Series B Common Shares, par value Rp. 100 per share, of PT Indosat Tbk, dated March 9, 2007, and any further amendments thereto signed by each of the undersigned, shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated: March 9, 2007	Qatar Telecom (Qtel) Q.S.C.

	By:	/s/ Ali Sharif Al Emadi
	Name:	Ali Sharif Al Emadi
	Title:	Director

Dated: March 9, 2007	Qtel Investment Holdings BSC

	By:	/s/ Khalil Ebrahim Al Emadi
	Name:	Khalil Ebrahim Al Emadi
	Title:	Director

Annex 2

The current executive officers and directors of Qtel are listed below. The address of Qtel is Qtel Building, 100 West Bay Center, The Corniche, P.O. Box 217, Doha, Qatar. All positions set forth below opposite an individual’s name refer to positions within Qtel.

Name	Citizenship	Present Principal Occupation or Employment
H.E Sheikh Abdullah Bin Mohammed Bin Saud Al Thani	Qatar	Chairman of the Board
H.E Sheikh Mohammed Bin Suhaim Al Thani	Qatar	Deputy Chairman of the Board
H.E Mohammed Bin Isa Al Mouhanadi	Qatar	Member of the Board
H.E Mr. Saad Mohammed Al Rumaihi	Qatar	Member of the Board
H.E Dr. Abdulla Hussein Al Kubaisi	Qatar	Member of the Board
Mr. Abdulla Zaid Al Talib	Qatar	Member of the Board
Mr. Hamad Abdullah Al Shamsi	Qatar	Member of the Board
Mr. Ali Sharif Al Emadi	Qatar	Member of the Board
Mr. Hareb Masoud Al Darmaki	Qatar	Member of the Board
Mr. Mohammed Abdullah Al Qubaisi	Qatar	Member of the Board
Dr. Nasser Mohamed Marafih	Qatar	Executive Director, Chief Executive Officer
Mr. Adel Al Mutawa	Qatar	Executive Director, Group Communications (acting)
Mr. Ajay Bahri	Qatar	Executive Director, Group Finance
Mr. Waleed Mohammed Al Sayed	Qatar	Executive Director, Customer Services
Mr. Nick Dent	United Kingdom	Executive Director, Group Strategy
SH. Fahad Bin Jasim Al Thani	Qatar	Executive Director, Wireless
Mr. Jassim Mohammed Al Mansoori	Qatar	Executive Director, Group Human Resources
Mr. Ahmed Al Derbesti	Qatar	Executive Director, International Services
Mr. Ian Charles Dench	United Kingdom	Executive Director, Corporate Accounts
SH. Saud Nasser Al Thani	Qatar	Executive Director, General Services
Mr. Khalil Ebrahim Al Emadi	Qatar	Executive Director, Wireline Services

The current directors of QIH are listed below. QIH does not have any executive officers. The address of QIH is Qtel Building, 100 West Bay Center, The Corniche, P.O. Box 217, Doha, Qatar. All positions set forth below opposite an individual’s name refer to positions within QIH, except as otherwise noted.

Name	Citizenship	Present Principal Occupation or Employment
Dr. Nasser Mohamed Marafih	Qatar	Chairman of the Board
Mr. Khalil Ebrahim Al Emadi	Qatar	Member of the Board
Mr. Abdulla Zaid Al Talib	Qatar	Member of the Board, IT Director of Qatar Petrolium
Mr. Ali Asad Al Emadi	Qatar	Member of the Board, Acting Chief Executive Officer of Qatar National Bank